EXHIBIT 21.1

OIL STATES INTERNATIONAL, INC.

SUBSIDIARIES

SUBSIDIARY	STATE/COUNTRY

Acute Technological Services, Inc.	Texas

Capstar Holding, L.L.C.	Delaware

Montgomery Machine Company, Inc.	Texas

Oil States Energy Services (Canada) Inc.	Alberta, Canada

Oil States Energy Services Holding, Inc.	Delaware

Oil States Energy Services L.L.C.	Delaware

Oil States Industries, Inc.	Delaware

Oil States Industries (Asia) Pte Ltd.	Singapore

Oil States Industries Asia Holdco B.V.	Netherlands

Oil States Industries 1 B.V.	Netherlands

Oil States Industries Netherlands, C.V.	Netherlands

Oil States Industries Singapore Holdco B.V.	Netherlands

Oil States Industries UK2 Limited	United Kingdom

Oil States Industries US, Inc.	Delaware

Oil States Industries (UK) Limited	United Kingdom

Oil States Management, Inc.	Delaware

Oil States Industries (Thailand) Ltd.	Thailand

Oil States Skagit SMATCO L.L.C.	Delaware

OSES International, LLC	Delaware

Tempress Technologies, Inc.	Washington